Exhibit 99.1

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
(Expressed in Canadian Dollars)

Independent Auditors’ Report

To the Stockholders and Board of Directors of
Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.)

We have audited the accompanying consolidated balance sheets of Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.) as at February 28, 2003 and 2002 and the consolidated statements of operations and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards used in the United States and Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles used in the United States. As required by the British Columbia Company Act we report that, in our opinion, these principles have been applied on a consistent basis.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has not generated profitable operations since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. These consolidated financial statements do not include any adjustments, which might result from the outcome of these uncertainties.

/s/ Manning Elliott

CHARTERED ACCOUNTANTS

Vancouver, Canada

August 7, 2003

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Consolidated Balance Sheets
February 28, 2003 and 2002
(Expressed in Canadian Dollars)

	2003	2002
	$	$
Assets
Current Assets
Cash	11,134	2,980
Amounts receivable	1,583	809
Marketable securities [Note 4(a)]	80,000	–

Total Current Assets	92,717	3,789
Property, Plant and Equipment [Note 3]	–	7,449
Natural Resource Properties [Note 4]	2	2

Total Assets	92,719	11,240

Liabilities
Current Liabilities
Accounts payable [Note 5]	538,778	614,144
Accrued liabilities	16,118	6,848
Due to related parties [Note 6(a)]	52,056	932,389

Total Current Liabilities	606,952	1,553,381

Stockholders’ Deficit
Common Stock [Note 8]
200,000,000 common shares, authorized without par value; 57,458,413 and
34,487,846 issued respectively	6,653,662	5,382,584
Donated Capital	205,500	115,000
Additional Paid in Capital [Note 8(d)]	71,357	41,207

	6,930,519	5,538,791
Deficit	(7,444,752)	(7,080,932)

Total Stockholders’ Deficit	(514,233)	(1,542,141)

Total Liabilities and Stockholders’ Deficit	92,719	11,240

Contingencies [Note 1]
Subsequent Events [Note 9]

Approved by The Board:

/s/ John G. Robertson	/s/ Jennifer Lorette

John G. Robertson, Director	Jennifer Lorette, Director

(The accompanying notes are an integral part of these consolidated financial statements)

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Consolidated Statements of Loss and Deficit
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

	2003	2002
	$	$

Sales	–	1,078
Cost of Sales	–	916

Gross Profit	–	162

Expenses
General and Administrative
Amortization of property, plant and equipment	7,449	9,415
Amortization of discount on convertible debentures	30,150	30,026
Consulting and subcontract	17,392	13,689
Filing and regulatory fees	11,998	12,119
Financing costs	–	25,272
Foreign exchange	(33,854)	3,547
Imputed interest	90,500	115,000
Interest on convertible debentures	-	6,913
Investor relations	5,895	6,719
Management and directors fees [Note 6]	42,000	42,000
Office, rent and telephone [Note 6]	13,448	25,713
Professional fees	15,967	70,579
Travel and promotion	100	6,990
Write down of obsolete inventory	–	48,543
Write down of license [Note 8(b)]	25,000	–
Less interest income	(45)	(142)

	226,000	416,383

Natural Resource
Annual lease costs	4,020	4,040
Less: option payments [Note 4(a)]	(80,000)	–

	(75,980)	4,040

Loss From Continuing Operations	(150,020)	(420,261)
Discontinued Operations	–	(366,448)

Net Loss For The Year	(150,020)	(786,709)
Deficit – Beginning of Year	(7,080,932)	(6,294,223)
Deemed Dividend [Note 8(b)]	(213,800)	–

Deficit – End of Year	(7,444,752)	(7,080,932)

Basic Loss From Continuing Operations	(.01)	(.02)
Basic Loss From Discontinued Operations	–	(.01)

Basic Loss Per Share [Note 2]	(.01)	(.03)

(Diluted loss per share has not been presented as the result is anti-dilutive)

(The accompanying notes are an integral part of these consolidated financial statements)

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Consolidated Statements of Cash Flows
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

	2003	2002
	$	$

Operating Activities
Net loss for the year	(150,020)	(786,709)
Adjustments to reconcile net loss to cash
Loss on disposal of property, plant and equipment	–	57,155
Interest on convertible debentures paid with shares	–	6,913
Amortization of property, plant and equipment	7,449	9,415
Amortization of discount on convertible debentures	30,150	30,026
Imputed interest	90,500	115,000
Shares issued for option payment	(80,000)
License written off	25,000
Change in non-cash working capital items	(66,870)	205,390

Cash to Operations	(143,791)	(362,810)

Financing Activities
Advances from related parties	84,445	247,950
Convertible debentures issued for cash	–	127,680
Capital stock issued	67,500	–

Cash from Financing Activities	151,945	375,630

Cash to Investing Activities	–	–

Increase in Cash During the Year	8,154	12,820
Cash - Beginning of Year	2,980	(9,840)

Cash – End of Year	11,134	2,980

Non-Cash Financing Activities
Stock based compensation
19,295,567 shares were issued to settle debt	964,778	–
3,000,000 shares were issued to purchase a license	238,800	–
950,404 shares were issued pursuant to a financial
consulting services agreement	–	180,147
15,544,983 shares were issued for convertible
debentures converted	–	547,855

	1,203,578	728,002

Income taxes paid	–	–
Interest paid	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

1.

Nature of Operations and Continuance of Business

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extraprovincially registered in the Province of Alberta on October 12, 1995.

The Company voluntarily delisted from the Canadian Venture Exchange on December 14, 1999. The Company’s stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXWF”.

On January 10, 2000, the Company acquired all the issued capital stock of LinuxWizardry, Inc. Through the experience, knowledge and in-process research and development conducted by these four individuals to January 10, 2000, LinuxWizardry, Inc. developed Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses. LinuxWizardry, Inc. had developed various prototypes. Operating advances of US$1,929,000 had been transferred to LinuxWizardry, Inc. to cover salaries and other overheads in Florida to June 30, 2001. On June 30, 2001, the business operations of LinuxWizardry, Inc. were discontinued due to strong competition, insufficient sales and lack of funds.

On February 20, 2003 the shareholders approved a change of name to Linux Gold Corp. and increased the authorized share capital to 200,000,000 common shares without par value. The Company now plans to conduct mineral exploration in Northern British Columbia and Alaska.

The Company is currently in the exploration stage and equity financing is required to provide working capital and to meet exploration commitments. As a result of the uncertainty that is typical in an exploration stage company, mounting losses, and the severe working capital deficiency, there is substantial doubt about the company’s ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the attainment of a commercially profitable business. These financial statements have been prepared on a going concern basis.

2.	Significant Accounting Policies

(a)

Basis of Accounting

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles; however, there would be no material reconciling items other than presentation items.

	(b)	Consolidation These financial statements include the accounts of the Company and its inactive wholly-owned US subsidiary, LinuxWizardry, Inc.

(c)

Natural Resource Properties

The Company confines its exploration activities to areas from which gold has previously been produced or to properties, which are contiguous to such areas and have demonstrated mineralization. Accordingly, the Company capitalizes the costs of acquiring mineral claims and options until such time as the properties are placed into production or abandoned. At that time, costs are amortized or written off.

Exploration and development expenditures are expensed as incurred.

(The accompanying notes are an integral part of these consolidated financial statements)

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

(c)

Natural Resource Properties (continued)

The Company has adopted the Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets to be Disposed Of". On an ongoing basis, the Company evaluates each property based on exploration results to date, and considering facts and circumstances such as operating results, cash flows and material changes in the business climate, determines whether any of the properties may be impaired. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows on a discounted rate commensurate with the risk involved.

The amounts shown for claims and options for mineral properties, which have not yet commenced commercial production, represent costs incurred to date, and are not intended to reflect present or future values.

Amortization of claims and options relating to properties in production is provided during periods of production using the units-of-production method based on an estimated economic life of the ore reserves.

(d)

Translation of Foreign Currency Transactions

Assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange. Revenues and expenses, gains and losses, are translated at appropriate transaction date rates using a weighted average rate. Gains and losses on translation are included in operations.

(e)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(f)

Loss Per Share

Loss per share has been calculated based on the weighted average number of shares outstanding during the year not including escrowed securities. The weighted average number of shares outstanding, for the purpose of loss per share calculations, is as follows:

	Year to February 28, 2003	43,478,000
	Year to February 28, 2002	26,530,000

	Loss per share does not include the effect of the potential conversions of stock options, as their effect would be anti-dilutive.

(g)

Accounting for Stock Based Compensation

The Company uses the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") in accounting for its stock based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date over the amount an employee or director must pay to acquire the stock. See Note 6.

(The accompanying notes are an integral part of these consolidated financial statements)

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

	(h)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

	(i)	Property, Plant and Equipment Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives of two years.

(j)

Discount on Convertible Debentures

The discount on convertible debentures is being amortized on a straight-line basis over five years, which is the life of the detachable warrants issued with the convertible debentures.

	(k)	Marketable Securities Marketable securities are recorded at cost and written down to market value if market value declines below cost other than temporarily.

(l)

Long-lived Assets

The cost to acquire long-lived assets is initially capitalized. The carrying value of long-lived assets is evaluated in each reporting period to determine if there were events or circumstances that would indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses including assessing the Company’s ability to bring the commercial applications to market, related profitability projections and undiscounted cash flows relating to each application which necessarily involves significant management judgment. Where an impairment loss has been determined, the carrying amount is written-down to fair market value. Fair market value is determined as the amount at which the asset could be sold in a current transaction between willing parties.

(m)

Tax Accounting

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.

The Company has adopted Statement of Financial Accounting Standards No. 109 (“SFAS 109”) as of its inception. The Company has incurred Canadian non-capital losses as scheduled below:

	Amount	Year of
Year of Loss	$	Expiration
1997	114,000	2004
1998	99,000	2005
1999	114,000	2006
2000	164,000	2007
2001	1,223,000	2008
2002	239,000	2009
2003	28,000	2010

	1,981,000

(The accompanying notes are an integral part of these consolidated financial statements)

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

(m)	Tax Accounting (continued)

Pursuant to SFAS 109 the Company is required to compute tax asset benefits for non-capital losses carried forward. Potential benefit of non-capital losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the losses carried forward in future years.

The components of the net deferred tax asset at the end of February 28, 2003 and 2002, and the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are scheduled below:

		2003	2002
		$	$
	Non-capital Loss	28,000	239,000
	Statutory Tax Rate	34%	34%
	Effective Tax Rate	–	–
	Deferred Tax Asset	9,000	81,000
	Valuation Allowance	(9,000)	(81,000)

	Net Deferred Tax Asset	–	–

The Company also has a Canadian net capital loss of $2,773,000 which is a result of writing off its investment in its US subsidiary. This loss can be used to offset future years taxable gains and has no expiry.

The Company has US net operating losses of approximately US$1,600,000. These losses expire between 2015 and 2017 and can only be used against taxable US income.

3.	Property, Plant and Equipment

			2003	2002
		Accumulated	Net Carrying	Net Carrying
	Cost	Amortization	Value	Value
	$	$	$	$

Computer and office equipment	18,831	18,831	–	7,449

4.	Natural Resource Properties

(a)

Mineral Property

The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims.

The Company has billed, but not recorded, $54,510 to its 50% partner in the Fish Creek Claims for exploration work to date. This amount, when received, will be treated as other income.

The Company has written down its interest to a nominal $1.

(The accompanying notes are an integral part of these consolidated financial statements)

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

4.	Natural Resource Properties (continued)

(a)

Mineral Property (continued)

On December 19, 2002 the Company received regulatory acceptance of the joint venture agreement on its 50% interest in the 30 Fish Creek Claims in Alaska. Teryl Resources Corp. (a related company) issued 200,000 common shares to the Company at a fair value of $80,000 and will give the Company a 5% net royalty interest until US$2,000,000 has been received from the royalty payments. The Company will have the option to convert its 5% net royalty interest into a 25% working interest after Teryl Resources Corp. expends US$500,000 on the 30 Fish Creek Claims. Teryl Resources Corp. also agrees to expend US$500,000 over a three-year period.

(b) See Subsequent Events Note 9.

(c)

Petroleum Property

The Company owns a 1.277% net working interest in one producing well in Fayette County, Texas. This oil and gas well has been capped and therefore is no longer in production. The Company has written down its interest to a nominal $1.

5.	Accounts Payable Included in accounts payable is US$315,145 (Cnd$467,675) owing to creditors of the Company’s US subsidiary which discontinued operations on June 30, 2001.

6.	Related Party Balances/Transactions

(a)

Balances

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $90,500 (2002 - $115,000) was charged to operations and treated as donated capital. Unless otherwise indicated the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

		Repayments
	2002	[Note 8(a)]	Advances	2003
	$	$	$	$
394754 B.C. Ltd.	28,943	(30,588)	65	(1,580)
Access Information Services, Inc.	1,721	–	9,091	10,812
IAS Communications Inc.	(3,151)	–	–	(3,151)
Imaging Technologies Inc.	80,655	(85,242)	–	(4,587)
Information Highway.com, Inc.	200	–	700	900
JGR Petroleum, Inc.	94,462	(99,833)	15,796	10,425
John Robertson, President and CEO	17,000	–	12,630	29,630
Rainbow Network	158,149	(167,141)	5,747	(3,245)
Reg Technologies Inc.	3,785	(500)	–	3,285
REGI U.S., Inc.	(38)	–	–	(38)
SMR Investments Ltd.	550,663	(585,829)	38,992	3,826
Pavlik Travel Services Ltd.	–	–	1,762	1,762
Teryl Resources Corp.	–	–	4,017	4,017

	932,389	(969,133)	88,800	52,056

(The accompanying notes are an integral part of these consolidated financial statements)

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

6.	Related Party Balances/Transactions (continued)

	(b)	Transactions

		(i)	Pursuant to a management services agreement, the Company paid management fees of $30,000 (2002 - $30,000) and rent of $6,000 (2002 - $6,000) to a company controlled by the President of the Company.

		(ii)	The Company paid a director’s fee of $12,000 (2002 - $12,000) to the President of the Company.

		(iii)	Refer to Note 4(a) for a joint venture agreement with a related company.

		(iv)	Refer to Note 8(b) for acquisition of a license from a related party. The recorded amount of $25,000 is the transferor’s cost. The difference between fair market value of $238,800 and cost is recorded as a deemed dividend.

All related party transactions have been measured at their exchange amounts and were considered to be fair market value transactions.

7.

Convertible Debentures

The Company had offered a private placement of convertible debentures and had secured a commitment thereto for up to US$1,100,000. During fiscal 2001 the Company drew down US$800,000 in two tranches ((a) and (b) below) and during fiscal 2002 the Company drew down US$80,000 ((c)below).

(a)
US$550,000 Convertible Debentures with interest at 6% per annum, the principal and interest of which may be converted into common shares at the following conversion price: the lower of: (i) 110% of the average of the two lowest closing bid prices during the ten trading days prior to the receipt of a notice of conversion or the maturity date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date was October 18, 2001. The Company received US$479,500 after paying fees of US$80,500. The Company also issued 110,000 warrants expiring October 18, 2005. 55,000 of these warrants are exercisable into 55,000 common shares at US$1.08 per share and 55,000 warrants are exercisable into 55,000 common shares at US$1.17 per share. During fiscal 2001 the Company converted debentures having a face value of US$530,000 into 4,202,595 shares at an average conversion price of US$0.083. During fiscal 2002 debentures, having a face value of US$20,000, were converted into 465,116 shares at an average conversion price of US$0.042.

(b)

US$250,000 Convertible Debentures with interest at 6% per annum, the principal and interest of which may be converted into common shares at the following conversion price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten trading days prior to the receipt of a notice of conversion or the maturity date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date was October 18, 2001. The Company received US$225,000 after paying fees of US$25,000. The Company also issued 50,000 warrants expiring October 18, 2005. 25,000 of the warrants are exercisable into 25,000 common shares at a price of US$0.20 per share and 25,000 of these warrants are exercisable into 25,000 common shares at US$0.22 per share. During fiscal 2002 these convertible debentures were converted into 7,184,975 shares at an average conversion price of $0.035.

(The accompanying notes are an integral part of these consolidated financial statements)

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

7.	Convertible Debentures (continued)

(c)

US$80,000 Convertible Debentures with interest at 6% per annum, the principle and interest may be converted into common shares at the following conversion price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten (10) trading days prior to the closing date, or (ii) 65% of the average of the two lowest closing bid prices during the five (5) trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date is July 6, 2002. The Company paid fees of US$16,000. The Company also issued 16,000 warrants. These debentures were converted into 7,705,846 shares at an average conversion price of US$0.01 per share.

(d) The Company also issued 189,046 shares during fiscal 2002 to settle accrued interest on the Convertible Debentures.

8.	Common Stock Authorized: 200,000,000 common shares without par value.

	No. of	Value
	Shares	$

Issued at February 28, 2001	17,992,459	4,654,582
Issued during the year for:
Conversion of convertible debentures and
accrued interest [Note 7(b) and (c)]	15,544,983	547,855
Settlement of debt	950,404	180,147

Issued and outstanding as at February 28, 2002	34,487,846	5,382,584
Issued during the year for:
Settlement of debt [Note 8(a)]	19,295,567	964,778
Purchase of License [Note 8(b) and Note 6(b)]	3,000,000	238,800
Cash pursuant to a private placement [Note 8(c)]	675,000	67,500

Issued and outstanding as at February 28, 2003	57,458,413	6,653,662

(a)
On November 12, 2002 the Company issued 19,295,567 common shares in exchange for the extinguishment of US$578,867 in debt (US$0.03 per share). The market value of the shares on the date of exchange was $964,778.

(b)
On November 28, 2002 the Company issued 3,000,000 common shares in exchange for a license for a secure email solution from Mailprotek.com (a related company). Mailprotek.com has developed a complete solution to filter out viruses, worms and spamming. Mailprotek.com will retain 25% of all revenues and pay 75% to the Company. The consideration of 3,000,000 common shares was issued to Mailprotek.com’s subsidiary Imaging Technologies, Inc. and the market value of the shares was $238,800 but the asset was recorded at the transferor’s cost of $25,000 and the difference recorded as a deemed dividend. The cost amount was originally recorded as an intangible asset. The License was written-off to operations due to the lack of historical cash flow of the License and lack of market to resell the License.

(c)

Pursuant to cash received and a director’s resolution dated February 20, 2003 the Company issued 675,000 units at $0.10 per unit for proceeds of $67,500. Each unit consists of one share and one warrant. Each warrant can be exercised at $0.12 per share in the first year and at $0.15 per share in the second year.

(The accompanying notes are an integral part of these consolidated financial statements)

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

8.	Common Stock (continued)

	(d)	Stock Options

		(i)	The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.

		(ii)	The weighted average number of shares under option and option price for the years ended February 28, 2003 and 2002 is as follows:

	Shares	Weighted	Weighted Average
	Under Option	Average Option	Remaining Life of
	#	Price US$	Options (Months)
March 1, 2001	1,140,000.10		49
Granted	2,525,000.09
Exercised	–	–
Cancelled	(465,000)	.10
Lapsed	–	–

February 28, 2002	3,200,000.08		46
Granted	1,350,000.10
Exercised	(1,000,000)	(.05)
Cancelled	(1,175,000)	(.13)
Lapsed	–

February 28, 2003	2,375,000.10		56

(iii)

The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation costs on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market price of the Company’s shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis.

The fair value of the employee’s purchase rights under SFAS 123, was estimated using the Black-Scholes model with the following assumptions for stock options granted in fiscal 2002 and 2003: risk free interest rate was 5.8%, expected volatility of 50%, an expected option life of six months and no expected dividends.

If compensation expense had been determined pursuant to SFAS 123, the Company’s net loss and net loss per share would have been as follows:

	2003	2002
	$	$
Net loss
As reported	(363,820)	(786,709)
Pro forma	(363,945)	(869,918)
Basic net loss per share
As reported	(.01)	(.03)
Pro forma	(.01)	(.03)

(The accompanying notes are an integral part of these consolidated financial statements)

Linux Gold Corp.
(formerly LinuxWizardry Systems, Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended February 28, 2003 and 2002
(Expressed in Canadian Dollars)

8.	Common Stock (continued)

	(e)	Additional paid in capital represents the fair market value of 176,000 warrants issued with the convertible debentures less a discount on the convertible debentures.

	2003	2002
	$	$
Market value of warrants (Note 6)	150,750	150,750
Discount on convertible debentures accreted to operations over the life
of the warrants being five years to October 18, 2005	(79,393)	(109,543)

Net carrying value	71,357	41,207

9.	Subsequent Events Subsequent to February 28, 2003, the Company has:

	(a)	acquired TY Area, TY Grid 2 and 3 (21 units) mineral claims located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

i)
The Company will pay $30,000 as follows: $5,000 upon execution of the Purchase Agreement, $5,000 on or before June 1, 2003; $10,000 upon completion of Phase 1, no later than December 1, 2003; and $10,000 upon completion of Phase II, no later than December 1, 2004.

		ii)	The Company will issue 150,000 shares as follows: 100,000 upon signing the agreement (issued) and regulatory approval and 50,000 shares upon completion of Phase III, no later than December 1, 2005.

		iii)	The vendor will retain 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

	(b)	acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia under the following terms and condtions:

		i)	The Company has paid $10,000 as follows: $5,000 upon execution of the Purchase Agreement and $5,000 on or before May 9, 2003.

ii)
The Company will issue 100,000 shares as follows: 25,000 upon signing the agreement (issued) and regulatory approval; 25,000 shares upon completion of Phase I, no later than July 11, 2003 (to be issued); 25,000 upon completion of Phase II, no later than December 31, 2003; and 25,000 upon completion of Phase II, no later than June 30, 2004.

		iii)	The vendor will retain 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

(c)
received $50,000 pursuant to exercise of 1,000,000 stock options at $0.05 per share. A management fee of $50,000 was paid to the option holder prior to exercise of the stock option for services rendered. The shares have not yet been issued.

(d)
issued 1,000,000 shares pursuant to a consulting agreement for services beginning April 2, 2003 for a period of six months. The Company was also obligated to issue 100,000 shares per month starting May 2, 2003. On July 11, 2003 the Company terminated this agreement due to non-performance and has demanded return of the 1,000,000 shares previously issued.

(The accompanying notes are an integral part of these consolidated financial statements)